UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Beneficient

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

08178Q101

(CUSIP Number)

Elizabeth C. Freeman

c/o GWG Wind Down Trust

PO Box 61209, 700 Smith St.

Houston, TX 77208-1209

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

March 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 08178Q101

1	NAME OF REPORTING PERSON. GWG Wind Down Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,954,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 166,954,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,954,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 64.7%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on a total of 257,924,650 shares of the Issuer’s Class A common stock, $0.001 per value, outstanding as of February 29, 2024, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on February 29, 2024.

CUSIP No. 08178Q101

1	NAME OF REPORTING PERSON. Elizabeth C. Freeman, solely in her capacity as trustee of the GWG Wind Down Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,954,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 166,954,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,954,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 64.7%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on a total of 257,924,650 shares of the Issuer’s Class A common stock, $0.001 per value, outstanding as of February 29, 2024, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on February 29, 2024.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Beneficient (the “Issuer”) and amends that certain Schedule 13D jointly filed by GWG Wind Down Trust and Elizabeth C. Freeman (each, a “Reporting Person” and together, the “Reporting Persons”) on August 11, 2023, as amended on August 15, 2023 and on October 27, 2023 (together, the “Schedule 13D”). This Amendment No. 3 is being filed to reflect the Reporting Persons’ new percentage of holdings in the Issuer, which has decreased primarily as a result of the disposition of Common Stock by the Reporting Persons.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D, as previously filed by the Reporting Persons. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 5 Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Amendment No. 3 that relate to the aggregate number and percentage of Common Stock of the Issuer are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No. 3 that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

As of March 1, 2024, GWG Wind Down Trust was the record holder or beneficial owner of 166,954,417 shares of Common Stock in the aggregate, as is the sole trustee of GWG Wind Down Trust, and as such, Ms. Freeman may be deemed to have beneficial ownership of the securities directly held by GWG Wind Down Trust. Ms. Freeman has no pecuniary interest in such shares and disclaims beneficial ownership of such shares.

(c) In the past 60 days, GWG Wind Down Trust sold a total of 2,223,210 shares of Common Stock in open market transactions as set forth in Appendix A. Except as set forth in this Amendment No. 3, the Reporting Persons have not effected any transactions with respect to the Common Stock of the Issuer during the past 60 days.

(d) The beneficiaries of the GWG Wind Down Trust ultimately have the right to receive dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2024

GWG Wind Down Trust

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman
Trustee

Elizabeth C. Freeman, solely in her capacity as Trustee and not in any individual capacity

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSONS

IN THE PAST 60 DAYS

The following table sets forth all transactions with respect to the Common Stock effected in the past 60 days by any of the Reporting Persons. All such transactions in the table were effected by the GWG Wind Down Trust in the open market.

Date of Transaction	Shares Sold	Weighted Average Price Per Share ($)
January 2, 2024	5,600	$0.4895
January 3, 2024	11,301	$0.4443
January 4, 2024	700	$0.4372
January 5, 2024	30,500	$0.3969
January 8, 2024	5,677	$0.3977
January 9, 2024	2,000	$0.3800
January 10, 2024	2,000	$0.4019
January 11, 2024	3,500	$0.4050
January 12, 2024	1,200	$0.3997
January 16, 2024	3,000	$0.4040
January 17, 2024	6,000	$0.3844
January 18, 2024	4,500	$0.3512
January 19, 2024	24,000	$0.3250
January 22, 2024	25,000	$0.3520
January 23, 2024	11,500	$0.3419
January 24, 2024	20,000	$0.3310
January 25, 2024	50,000	$0.3316
January 26, 2024	6,000	$0.3315
January 29, 2024	12,500	$0.3340
January 30, 2024	691	$0.3352
January 31, 2024	12,022	$0.3274
February 1, 2024	14,359	$0.3214
February 2, 2024	5,339	$0.3149
February 5, 2024	5,924	$0.3112
February 6, 2024	6,898	$0.3062
February 7, 2024	9,233	$0.3037
February 8, 2024	22,393	$0.2886
February 9, 2024	8,184	$0.2879
February 12, 2024	7,600	$0.2967
February 13, 2024	16,739	$0.2832
February 14, 2024	1,442	$0.2844
February 15, 2025	26,529	$0.2668
February 16, 2024	11,205	$0.2561
February 20, 2024	19,660	$0.2477
February 21, 2024	27,869	$0.2351
February 22, 2024	22,300	$0.2242
February 23, 2024	500,000	$0.1929
February 26, 2024	253,145	$0.1659
February 27, 2024	250,000	$0.1436
February 28, 2024	276,700	$0.1329
February 29, 2024	250,000	$0.1295
March 1, 2024	250,000	$0.1078